[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

November 17, 2020 VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Flying Eagle Acquisition Corp.

Registration Statement on Form S-4

Filed October 14, 2020

File No. 333-248638

Dear Mr. Austin:

On behalf of our client, Flying Eagle Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 2, 2020 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated November 12, 2020 (the “Comment Letter”) or conveyed orally to the Company’s counsel.

In addition, please note that Amendment No. 3 includes updated financial information for the Company and Skillz Inc. through the period ended September 30, 2020.

For ease of reference, each comment of the Staff is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3.

Summary of the Proxy Statement/Prospectus

FEAC’s Board of Directors’ Reasons for Approval of the Business Combination, page 28

1.	We note your response to prior comment 8. Please revise to clarify that this measure is an estimate based on the maximum time allowed to complete a tournament for your top three games and may not be indicative of actual user playing time. Also, disclose that since Skillz does not track end-user time on the platform, the actual time users spend per day in gameplay may actually be less than this estimate.

Response: The Company has revised the disclosures on pages 30, 95, 166, 173, and 182 of Amendment No. 3 to provide the information requested by the Staff with respect to the Company’s estimates of daily paying user playing time.

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

U.S. Securities and Exchange Commission

November 17, 2020

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 148

2.	We note your revised disclosure in response to prior comment 5. For pro forma balance sheet purposes, the number of pro forma common shares prior to recapitalization should reflect the number of common shares issued and outstanding, including unvested restricted shares. In this regard in Note 9 of Skillz financial statements you disclose that restricted shares issued to executives from the early exercise of options are included in common stock issued and outstanding within the financial statements. Please revise note (m) to include all issued and outstanding restricted shares or advise. Also, revise note (g) to quantify the number of shares exchanged for cash consideration. Finally, please revise the pro forma ownership disclosure on page 13 to include outstanding unvested restricted shares held by Skillz shareholders.

Response: The Company has revised the disclosures on pages 13, 149 and 150 of Amendment No. 3 to address the Staff’s comment.

Business of New Skillz

Our Developer Community, page 170

3.	In your revised disclosure in response to prior comment 1 you state that the negotiated agreements do not impose any obligations on Skillz during the post-termination period. Clarify whether end-users can continue to play the games and whether Skillz has the option, but not obligation, to host paid competitions for the games that must remain on your platform during this period. Also, revise to describe the differences in the company's rights and obligations as established in the standard developer agreement and the negotiated agreements with your significant developers, including marketing support commitments and termination provisions.

Response: The Company has revised the disclosure on page 57 of Amendment No. 3 to clarify that the Company has the option, not the obligation, to continue to host paid competitions for games that are required to remain on the platform and to describe the differences from the standard terms in the rights and obligations of the Company under the negotiated agreements with significant developers.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Skillz

Overview, page 180

4.	You state here that Tether and Big Run accounted for 83% and 0.1%, respectively of your revenue for the year ended December 31, 2019. However, on page F-33 you state that revenue from games provided by two developer partners accounted for 83% and 7% of your revenues. Please explain this apparent inconsistency or revise.

Response: Games published by one developer other than Tether Studios Inc. or Big Run Studios, Inc. accounted for 7% of the Company’s revenue in 2019. Given that (i) the amount of such revenue is less than 10% and (ii) revenue derived from games published by such developer accounted for less than 5% of the Company’s revenue during the nine months ended September 30, 2020, the Company respectfully submits that it is not necessary to identify such developer and that disclosure of the names of, and revenue attributable to, Tether Studios and Big Run is appropriate as such parties are the only developers that accounted for more than 10% of the Company’s revenue during 2019 or the nine months ended September 30, 2020. The Company also submits that the statement identified by the Staff is not inconsistent with the disclosures in Amendment No. 3 relating to the limited number of games and related developers that account for a significant portion of the Company’s revenue.

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

U.S. Securities and Exchange Commission

November 17, 2020

5.	Please revise your discussion of ARPU to clarify that this measure does not include end-user incentives that were included in sales and marketing expense and quantify such amounts for each period presented.

Response: The Company has revised the disclosure on pages 181 of Amendment No. 3 to provide the information requested by the Staff.

Our Financial Model, page 181

6.	We note your revised disclosure in response to prior comment 9. Please explain your basis for using a standard cost of revenue margin across all periods considering the increasing trend in cost of revenue as a percentage of reported revenues over the periods presented. In your response, tell us how the unit economics would be impacted had the increasing margins been used for each period.

Response: The Company uses a standard cost of revenue to reflect the marginal contribution of the new cohorts acquired as it continues to scale.  The Company’s payment processing and server costs have declined as its revenue and payments volume have increased.  The Company expects to continue to benefit from these economies of scale as it grows.  As demonstrated below, the impact of this methodology on the Three-Year LTV:UAC calculations is not material.

	3-Yr LTV:UAC (Std Margin)	3-Yr LTV:UAC (Actual Margin)	% Diff
2018	5.4	5.3	0.3%
2019	4.9	4.9	0.3%
1H20	3.9	3.9	0.3%
Average	4.7	4.7	0.3%

Actual margin based on the actual gross margin for the historical periods and the actual gross margin for the month ended June 30, 2020 for all projected periods.

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

U.S. Securities and Exchange Commission

November 17, 2020

7.	In your response to prior comment 10 you state that deposits represent the total amount of cash received. Please address the following:

•	Reconcile the amount of gross deposits as provided in your response with the amount of Gross Marketplace Volume (GMV), which you define as the total entry fees paid by users;
•	Clarify whether GMV includes cash entry fees paid from new deposits as well as fees paid with credits redeemed within the Skillz loyalty platform and fees paid from prior winnings that have not been withdrawn;
•	If GMV includes entry fees paid with loyalty credits, quantify the amount of GMV attributable to such credits, if determinable;
•	Tell us whether the amount of deposits provided in your response includes user winnings that have not been withdrawn;
•	Clarify whether you earn revenue from entry fees that are paid from users winnings that were not withdrawn and tell us whether developers share in such revenue; and
•	Explain how winnings are reflected in your financial statements prior to either being withdrawn or used as a paid entry fee.

•	Reconcile the amount of gross deposits as provided in your response with the amount of Gross Marketplace Volume (GMV), which you define as the total entry fees paid by users;

Response: Gross deposits represent the cash added by end-users to their Skillz account in order to participate in games for prizes. GMV represents the total entry fees paid by users for contests hosted on the platform. Total entry fees include entry fees paid by end-users using gross cash deposits, prior winnings that have not been withdrawn, and loyalty credits (specifically, Bonus Cash). We use GMV to measure the activity on the Skillz platform.

The Company respectfully submits to the Staff that the Company does not reconcile gross deposits to GMV in managing its business or as part of its management reporting. However, in response to the Staff’s comment, the following table provides a comparison between GMV and gross deposits. As stated on pages 167 and 173 of Amendment No. 2, the majority (approximately [***]) of our GMV is paid out in prizes, which represent the largest difference when comparing GMV to gross deposits.

	Years Ended		Six Months Ended		Nine Months Ended
	12/31/19	12/31/18	6/30/20	6/30/19	9/30/20	9/30/19
GMV (total entry fees)	$886 million	$366 million	$719 million	$393 million	$1,130 million	$627 million
Less: Prizes	[***]	[***]	[***]	[***]	[***]	[***]
Less: End-user incentives used to enter paid entry fee tournaments, developer profit share, refunds and other timing differences*	[***]	[***]	[***]	[***]	[***]	[***]
Gross Deposits	[***]	[***]	[***]	[***]	[***]	[***]
Gross Deposits % of GMV	[***]	[***]	[***]	[***]	[***]	[***]

*	As the Company does not actively track this information for the purpose of reconciling gross deposits to GMV, the amounts are based on the Company’s best estimate, and should be viewed as approximate.

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

U.S. Securities and Exchange Commission

November 17, 2020

In response to Comment 28 of the Staff’s letter dated October 6, 2020, the Company previously stated that system-wide deposits is the starting point to the formula agreed to with developers to calculate their revenue share. Deposits are used as the starting point in the formula as end-users are able to deposit into an end-user account within any game on the system, and those deposits can be used across all games on the system. Entry fees are also an input to the formula to calculate the revenue share with developers, as they are used to proportionally allocate net deposits on the platform to each specific game.

Given the close correlation between deposits and GMV, and as agreed to with the developers via the contractual profit share formula, GMV is used as the basis for determining the amount of net deposits to be allocated to a specific game.

•	Clarify whether GMV includes cash entry fees paid from new deposits as well as fees paid with credits redeemed within the Skillz loyalty platform and fees paid from prior winnings that have not been withdrawn;

Response: As described in the Company’s response to the Staff’s Comment 7(a) above, GMV includes entry fees paid from the users’ Skillz account which is comprised of cash deposits and prior cash winnings that have not been withdrawn, as well as fees paid with credits earned from the Skillz loyalty program.

•	If GMV includes entry fees paid with loyalty credits, quantify the amount of GMV attributable to such credits, if determinable;

Response: Loyalty credits (specifically, Bonus Cash) are included in GMV to the extent they are used to enter into paid competitions. Loyalty credits used to enter into paid competitions were [***] and [***] for the years ended December 31, 2019 and 2018, respectively. Loyalty credits used to enter paid competitions were [***] and [***] for the six months ended June 30, 2020 and 2019. Loyalty credits used to enter into paid competitions were [***] and [***] for the nine months ended September 30, 2020 and 2019.

•	Tell us whether the amount of deposits provided in your response includes user winnings that have not been withdrawn;

Response: The gross deposit amounts previously provided in response to Comment 10 of the Staff’s letter dated October 28, 2020 do not include end-user winnings from paid competitions that have not been withdrawn.

•	Clarify whether you earn revenue from entry fees that are paid from users winnings that were not withdrawn and tell us whether developers share in such revenue; and

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

U.S. Securities and Exchange Commission

November 17, 2020

Response: Skillz’s fee for its monetization services (as derived from revenue share) is based on total entry fees for paid competitions, which includes entry fees that are paid from users’ winnings that were not withdrawn. The developer’s revenue share is determined based on net deposits, so they would share in entry fees that are paid from users’ winnings that were not withdrawn and related to cash deposits.

•	Explain how winnings are reflected in your financial statements prior to either being withdrawn or used as a paid entry fee.

Response: Prior to being withdrawn or used as a paid entry fee, winnings are reflected as an end-user liability within other current liabilities. These amounts are disclosed in note 3 to the Skillz financial statements. As of December 31, 2019 and 2018, the end-user liability was $1.4 million and $0.6 million, respectively. As of June 30, 2020, the end-user liability was $2.1 million. As of September 30, 2020 end-user liability was $2.9 million.

Beneficial Ownership of Securities, page 220

8.	We note the revisions made to the beneficial ownership table. Please revise footnote 2 to identify the managing members of Eagle Equity Partners II, LLC.

Response: The Company has revised the disclosure on page 225 of Amendment No. 3 in response to the Staff’s comment to identify the managing members of Eagle Equity Partners II, LLC.

Skillz Financial Statements as of December 31, 2019 and 2018

Note 7. Preferred Stock, page F-47

9.	Your revised disclosure in response to prior comment 5 indicates that the Conversion Rate for each period presented was ten shares of Class B common stock for each share of preferred stock. Please explain the formula used to arrive at the Conversion Rate and specifically address how the "applicable conversion price in effect on the date of conversion" is determined. In this regard, if the conversion price is set at the date of conversion, clarify how the 10-for-1 Conversion Rate was known at December 31, 2018 and 2019. Alternatively, clarify whether the conversion price was changed or set via amendments to Skillz Certificate of Incorporation as referenced in your response or through the terms of the Merger Agreements and if so, revise your disclosures as necessary.

Response: The Company has revised the disclosures on page F-50 of Amendment No. 3 to address the Staff’s comment. The conversion price for the preferred stock was not changed by the terms of the Merger Agreement. In light of the 10-1 stock split effected in May 2018, amendments to the certificate of incorporation of the Company adjusted the conversion price for each share of preferred stock, resulting in a conversion rate of 10 shares of Class B common stock for each share of preferred stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Skillz

Overview, page 180

10.	Comment conveyed orally by the Staff on November 12, 2020: With respect to the disclosure on page 180, disclose the number of paid daily tournaments.

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED FROM THE VERSION FILED ON EDGAR, BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

U.S. Securities and Exchange Commission

November 17, 2020

Response: The Company has revised the disclosure on page 181 of Amendment No. 3 in response to the Staff’s comment to disclose the number of paid daily tournaments based on September 2020 monthly data.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Eli Baker, President, Chief Financial Officer and Secretary, Flying Eagle Acqusition Corp.